'8 967 4655
8 967 1446
.orge@tns-global.com

Judith George
Assistant Company Secretary

07026638

BY COURIER
U.S. Securities and Exchange Commission Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

SEC MAIL PROCESSING RECEIVED AUG 3 0 2007 WASH, D.C. 185 SECTION

28 August 2007

SUPPL

Dear Sir or Madam

Taylor Nelson Sofres plc (TNS)- exemption number: 082-04668
Electronic Publication Now Permitted for SEC Rule 12g3-2(b) Exemptions

I write in relation to the approval given by the SEC in June 2007 regarding the above rule.

Please accept this letter as an application for amendment to the existing Rule 12g3-2(b) exemption for purposes of future electronic publication of the required disclosure documents.

TNS currently, and will continue to publish on its website, all its required home-country documents. The Company's website address is: http://www.tns-global.com.

I should be grateful if you would confirm receipt of this letter by reply of fax or email. Please feel free to contact me if you need additional details.

Yours faithfully

Judith George
Assistant Company Secretary
Taylor Nelson Sofres plc

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

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